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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               S C H E D U L E 13D

                    Under the Securities Exchange Act of 1934
--------------------------------------------------------------------------------
                               (Amendment No. 2)*

                             RCM TECHNOLOGIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON SHARES
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    749360103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                     Morrison Cohen Singer & Weinstein, LLP
                              750 Lexington Avenue
                            New York, New York 10022
                          Attn: Salomon R. Sassoon Esq.
                            Telephone (212) 735-8600
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 13, 1997
--------------------------------------------------------------------------------
              (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following space ___.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                                   - 1 of 12 -

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CUSIP
No. 749360103                         13D

 1       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                                Peter M. Kuhlmann

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) / /
                                                                         (b) / /

3        SEC Use Only

4        Source of Funds (See Instructions)

5        Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                                  / /

6        Citizenship or Place of Organization             United States citizen

                      7            Sole Voting Power
      Number of                             2,600
       Shares
    Beneficially      8            Shared Voting Power
      Owned By                              138,312
        Each
      Reporting       9            Sole Dispositive Power
       Person                               2,600
        With
                      10           Shared Dispositive Power
                                            138,312

11       Aggregate Amount Beneficially Owned By Each Reporting Person
                                     140,912

12       Check Box if the Aggregate Amount in Row (11) excludes Certain Shares
         (See Instructions)                                                  / /

13       Percent of Class Represented by Amount in Row (11)                 2.0%

14       Type of Reporting Person (See Instructions)

                                       IN

                                   - 2 of 12 -


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CUSIP
No. 749360103                         13D

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                          Limeport Investments, L.L.C.

2        Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                         (a) / /
                                                                         (b) / /

3        SEC Use Only

4        Source of Funds (See Instructions)

5        Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                                  / /

6        Citizenship or Place of Organization                           Delaware

                      7            Sole Voting Power
      Number of                             138,312
       Shares
    Beneficially      8            Shared Voting Power
      Owned By                              -----
        Each
      Reporting       9            Sole Dispositive Power
       Person                               138,312
        With
                      10           Shared Dispositive Power
                                            -----

11       Aggregate Amount Beneficially Owned By Each Reporting Person
                                     138,312

12       Check Box if the Aggregate Amount in Row (11) excludes Certain Shares
         (See Instructions)                                                  / /

13       Percent of Class Represented by Amount in Row (11)                 1.9%

14       Type of Reporting Person (See Instructions)

                                       OO

                                   - 3 of 12 -


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CUSIP
No. 749360103                          13D

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                               P.M. Capital, Inc.

2        Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                         (a) / /
                                                                         (b) / /

3        SEC Use Only

4        Source of Funds (See Instructions)

5        Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                                  / /

6        Citizenship or Place of Organization                            Ontario

                      7            Sole Voting Power
      Number of                             -------
       Shares
    Beneficially      8            Shared Voting Power
      Owned By                              138,312
        Each
      Reporting       9            Sole Dispositive Power
       Person
        With                                ------

                      10           Shared Dispositive Power
                                            138,312

11       Aggregate Amount Beneficially Owned By Each Reporting Person
                                     138,312

12       Check Box if the Aggregate Amount in Row (11) excludes Certain Shares
         (See Instructions)                                                  / /

13       Percent of Class Represented by Amount in Row (11)                 1.9%

14       Type of Reporting Person (See Instructions)

                                       CO

                                   - 4 of 12 -


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CUSIP
No. 749360103                         13D

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                                   Peter Munk

2        Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                         (a) / /
                                                                         (b) / /

3        SEC Use Only

4        Source of Funds (See Instructions)

5        Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                                  / /

6        Citizenship or Place of Organization                           Canadian

                      7            Sole Voting Power
      Number of                             -------
       Shares
    Beneficially      8            Shared Voting Power
      Owned By                              138,312
        Each
      Reporting       9            Sole Dispositive Power
       Person
        With                                ------

                      10           Shared Dispositive Power
                                            138,312

11       Aggregate Amount Beneficially Owned By Each Reporting Person
                                     138,312

12       Check Box if the Aggregate Amount in Row (11) excludes Certain Shares
         (See Instructions)                                                  / /

13       Percent of Class Represented by Amount in Row (11)                 1.9%

14       Type of Reporting Person (See Instructions)

                                       IN

                                   - 5 of 12 -


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         This statement constitutes the second amendment to the statement on
Schedule 13D filed by Peter M. Kuhlmann ("Kuhlmann") with the Securities and Exchange Commission on January 22, 1996 (the "Schedule 13D") in connection with his ownership of shares of common stock, par value $0.05 per share (the "Common Stock"), of RCM Technologies, Inc. (the "Company"). This statement is being filed to report that as a result of the sale of shares of Common Stock described in Item 5 of this Amendment No. 2, as of the close of business on June 13, 1997, Kuhlmann, Limeport, PM and Munk ceased to be the beneficial owner of more than five percent (5%) of the issued and outstanding Common Stock. Unless otherwise indicated, all terms referred to herein shall have the same meaning as set forth in the Schedule 13D, as amended.

ITEM 5.           Interest in Securities of Issuer.

                  (a)(i) As of the close of business on June 13, 1997, Kuhlmann owned 2,600 shares of Common Stock, as to which he has sole voting and dispositive power, and had shared voting and dispositive power with respect to an additional 138,312 shares of Common Stock by virtue of being a member of Limeport, the record owner of such shares, for a total of 140,912 shares. 140,912 shares constitute 2.0% of the issued and outstanding Common Stock (based on 7,139,863 shares of Common Stock outstanding as of June 13, 1997, which the Company reported in its prospectus, dated June 10, 1997 (the "Prospectus"), would be outstanding after the issuance of 2,323,187 shares of Common Stock by the Company on June 13, 1997, pursuant to the Prospectus).

                  (ii) As of the close of business on June 13, 1997, Limeport owned 138,312 shares of Common Stock as to which it has sole voting and dispositive power. 138,312 shares constitute 1.9% of the issued and outstanding Common Stock.

                  (iii) As of the close of business on June 13, 1997, PM had shared voting and dispositive power with respect to 138,312 shares of Common Stock by virtue of being a member of Limeport, the record owner of such shares. 138,312 shares constitute 1.9% of the issued and outstanding Common Stock.

                  (iv) As of the close of business on June 13, 1997, Munk had shared voting and dispositive power with respect to 138,312 shares of Common Stock by virtue of being the sole director and sole stockholder of PM, which is a member of Limeport, the record owner of such shares. 138,312 shares constitute 1.9% of the issued and outstanding Common Stock.

                  (b) The responses of each of Kuhlmann, Limeport, PM and Munk to Items (7) through (11) of the portions of the cover page of this statement which relate to shares of Common Stock beneficially owned are incorporated herein by reference.

                                   - 6 of 12 -

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                  (c) On June 13, 1997, Limeport sold to the underwriters of the offering described in the Prospectus, 138,313 shares of Common Stock at $9.50 per share, for an aggregate amount of $1,313,973.50.

                  (d) Not applicable.

                  (e) On June 13, 1997, each of the reporting persons ceased to be the beneficial owner of more than five percent (5%) of the Common Stock of the Company.

ITEM 7.           Material to be Filed as Exhibits.

                  The following is filed herewith as exhibits to the Schedule 13D to which this Amendment No. 2 relates:

                                                                Consecutively
                                                                Numbered Page
                                                                -------------

         5.       Agreement among the signatories of this               12
                  statement with respect to its filing.

                                   - 7 of 12 -

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                                    Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    June 23, 1997

                                                        s/Peter Kuhlmann
                                                        ------------------------
                                                        PETER M. KUHLMANN

                                   - 8 of 12 -

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                                    Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    June 23, 1997

                                              LIMEPORT INVESTMENTS, L.L.C.

                                              By: s/Peter Kuhlmann
                                                 ------------------------
                                                  Peter M. Kuhlmann, Member

                                   - 9 of 12 -

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                                    Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    June 23, 1997

                                                     P.M. CAPITAL, INC.

                                                     By: s/Peter Munk
                                                        ------------------------
                                                         Peter Munk, President

                                  - 10 of 12 -

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                                    Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    June 23, 1997

                                                         s/Peter Munk
                                                         -----------------------
                                                         PETER MUNK

                                  - 11 of 12 -